LUKE ENERGY LTD.

Notice of Special Meeting of Shareholders
to be held on April 14, 2003

TAKE NOTICE THAT the Special Meeting of the shareholders of Luke Energy Ltd. (the “Corporation”) will be held on the 14th day of April 2003 at 10:00 a.m. (Calgary time) in the Cardium Room of the Calgary Petroleum Club, 319 – 5th Avenue S.W., Calgary, Alberta, T2P 0L5 and at any adjournment thereof:

1.	to consider and, if thought fit, approve, with or without variation, an Ordinary Resolution approving the private placement by the Corporation of up to 24,827,585 Special Warrants at a price of $1.45 per Special Warrant (the “Private Placement”), each Special Warrant being exercisable for one (1) Common Share of the Corporation without additional consideration, the proceeds of which financing to be utilized to fund the Corporation’s working capital and drilling and acquisition program, all as more particularly set forth and described in the accompanying Information Circular;

2.	to consider and, if thought fit, approve an Ordinary Resolution approving an amendment to the Stock Option Plan of the Corporation to increase the number of Common Shares available for issuance thereunder to 3,305,395 Common Shares, representing approximately 10% of the issued and outstanding Common Shares of the Corporation after giving effect to the Private Placement, all as more particularly set forth and described in the accompanying Information Circular; and

3.	to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

          The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular — Proxy Statement accompanying this notice.

          If you are unable to attend the Meeting in person we request that you date and sign the enclosed form of proxy and mail it to or deposit it with the President of the Corporation c/o Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1. In order to be valid and acted upon at the Meeting, forms of proxy must be returned to the aforesaid address not less than 48 hours (excluding Saturdays, Sundays and statutory holidays in Canada) prior to the time set for holding of the Meeting or any adjournment thereof.

          Only shareholders of record at the close of business on March 15, 2003 will be entitled to vote at the Meeting, unless that shareholder has transferred any shares subsequent to that date and the transferee shareholder, not later than 10 days before the Meeting, establishes ownership of the shares and demands that the transferee’s name be included on the list of shareholders entitled to vote at the Meeting.

          DATED at Calgary, Alberta this 17th day of March 2003.

By Order of the Board of Directors

Mary C. Blue
President and Chief Operating Officer